EXHIBIT 99.1

B2Gold Fourth Quarter and Full Year 2022 Financial Results – Conference Call and Webcast Details

VANCOUVER, British Columbia, Feb. 06, 2023 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) will release its fourth quarter and full year 2022 financial results after the North American markets close on Wednesday, February 22, 2023.

B2Gold executives will host a conference call to discuss the results on Thursday, February 23, 2023, at 10:00 am PDT/1:00 pm EST. You may access the call by registering at the participant conference link by clicking here prior to the scheduled start time. Once you have registered, you will be sent an email with a unique PIN which will connect you to the call at +1 (431) 341-4089 / +1 (855) 513-1368 (Canada) or toll free at +1 (844) 543-0451. You may also listen to the call via webcast by clicking here.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali, Colombia, Finland and Uzbekistan.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald VP, Investor Relations & Corporate Development +1 604-681-8371 investor@b2gold.com	Cherry DeGeer Director, Corporate Communications +1 604-681-8371 investor@b2gold.com